Chunghwa Telecom

December 10, 2013

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Nov 2013

1)               Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%

Nov	Net sales	19,177,242	18,074,744	(+)1,102,498	(+)6.10%

Jan-Nov	Net sales	207,223,939	201,121,616	(+)6,102,323	(+)3.03%

b                  Trading purpose : None